UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Results of the Extraordinary General Meeting of Shareholders of KB Financial Group Inc.

On July 12, 2013, KB Financial Group Inc. held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of an executive director

•	Details of the appointed executive director:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Young-Rok Lim (Reappointment) (03/30/1955)	President, KB Financial Group

•   Visiting Scholar, Korea Institute of Finance

•   Vice Minister, former Ministry of Finance and Economy

•   Director-General of the Financial Policy Bureau, former Ministry of Finance and Economy

•   Director-General of the Multilateral Trade Bureau, former Ministry of Foreign Affairs and Trade

•   Director, Banking System Division, former Ministry of Finance and Economy

			• Ph.D. in Economics, Hanyang University • M.A. in Economics, Vanderbilt University • M.A. in Public Administration, Seoul National University • B.A. in Literature, Seoul National University	Republic of Korea	3 years (07/13/2013 – 07/12/2016)

Change in Chief Executive Officer of KB Financial Group Inc.

On July 12, 2013, KB Financial Group Inc. disclosed that Young-Rok Lim has been newly appointed as its chief executive officer. Key details are as follows:

1.	Name of the newly appointed chief executive officer: Young-Rok Lim

2.	Name of the previous chief executive officer: Yoon-Dae Euh

3.	Details regarding the newly appointed chief executive officer:

-	Affiliation with the largest shareholder: None

-	Primary experiences:

•	President, KB Financial Group, Inc.

•	Visiting Scholar, Korea Institute of Finance

•	Vice Minister, former Ministry of Finance and Economy

•	Director-General of the Financial Policy Bureau, former Ministry of Finance and Economy

•	Director-General of the Multilateral Trade Bureau, former Ministry of Foreign Affairs and Trade

•	Director, Banking System Division, former Ministry of Finance and Economy

4.	Reason for change: New appointment

5.	Term of office: July 13, 2013 ~ July 12, 2016

6.	Effective date: July 12, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 12, 2013	By: /s/ Jong Kyoo Yoon
(Signature)
	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO